UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Lion Group Holding Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

53620U102

(CUSIP Number)

Chunning Wang

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	CUSIP number 53620U102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq under the symbol “LGHL.” Each ADS represents fifty Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

CUSIP No. 53620U102

1	Names of Reporting Persons Chunning Wang
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,100,000 shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 14,100,000 shares(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,100,000 Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	Type of Reporting Person (See Instructions) OO

(1)	Represents 14,100,000 ordinary shares held by Chunning Wang, including 100,000 Class A ordinary shares and 14,000,000 Class B ordinary shares. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to one hundred votes per share on all matters submitted to them for vote.

(2)	Percentage is calculated based on 343,740,939 ordinary shares outstanding, being the sum of 299,508,954 Class A Ordinary Shares and 44,231,985 Class B Ordinary Shares.

CUSIP No. 53620U102

1	Names of Reporting Persons Legend Success Ventures Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,931,140 shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,931,140 shares(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,140 Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,931,140 Class B ordinary shares held by Legend Success Ventures Limited. Legend Success Ventures Limited is wholly owned by Chunning Wang. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to one hundred votes per share on all matters submitted to them for vote.

(2)	Percentage is calculated based on 343,740,939 ordinary shares outstanding, being the sum of 299,508,954 Class A Ordinary Shares and 44,231,985 Class B Ordinary Shares.

Item 1.

Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share, and the Class B ordinary shares, par value $0.0001 per share of Lion Group Holding Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive office is located at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by:

(1) Mr. Chunning Wang, a citizen of Canada and a director of the board and chief executive officer of Lion Group Holding Ltd., whose business address is located at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693; and

(2) Legend Success Ventures Limited, a British Virgin Islands company, with its business address is located at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693. Mr. Chunning Wang is the sole shareholder of Legend Success Ventures Limited.

Mr. Wang, and Legend Success Ventures Limited are collectively referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On December 14, 2023, the Issuer granted and vested 7,000,000 Class B ordinary shares to Mr. Chunning Wang. The grant and issuance were made pursuant to the 2023 Share Incentive Plan. On May 21, 2024, the Issuer granted and vested 7,000,000 Class B ordinary shares to Mr. Chunning Wang. The grant and issuance were made pursuant to the 2024 Share Incentive Plan.

Item 4.

Purpose of the Transaction.

The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

The Reporting Persons acquired the Class A ordinary shares of the Issuer reported herein for incentive compensation. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect to take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.

Interest in Securities of the Issuer.

(a), (b) The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.

(c) The Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.

Item 7.	Material to be Filed as Exhibits. None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2024

CHUNNING WANG

/s/ Chunning Wang

LEGEND SUCCESS VENTURES LIMITED

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Director